

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2009

Haixia Zhang
Chief Financial Officer
Sunna Motor Industry Park
Jian'an Fuyong Hi-Tech Park
Baoan District, Shenzhen
Guangdong, Peoples Republic of China

   Re: **China Electric Motor, Inc.**
       Form 10-K for the fiscal year ended December 31, 2008
       Filed February 17, 2009
       Form 10-Q for the fiscal quarter ended June 30, 2009
       Form 8-K dated May 6, 2009
       File No. 000-53017

Dear Mr. Zhang:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the fiscal quarter ended June 30, 2009

Consolidated Financial Statements

Note 1. Description of Business and Organization, page 6

1.   Please revise future filings to clarify that as a result of the reverse acquisition /
        recapitalization, the historical financial statements include the operations of the
        accounting acquirer for all periods presented.

2.   Please tell us and revise future filings to disclose how you accounted for the
        purchase of the 25% and 75% interest in YuePengDa in November 2007 and
        September 2008, respectively.

Note 2. Summary of Significant Accounting Policies, page 8

k. Revenue Recognition, page 9

3.   In your response and in future filings, please provide details of your specific
        revenue recognition policy. We see that you sell to both OEMs and distributors.
        To the extent that the policy differs among customers, channels and products,
        please describe those differences. The policy should also address, where
        significant, customer acceptance, post shipment obligations, warranties, credits
        and discounts, rebates, price protection or similar privileges and how these impact
        revenue recognition. Please demonstrate that your policies are SAB 104
        compliant.

Note 12. Segment Information, page 17

4.   We reference the disclosure that you have not segregated business units for
        managing different products and services and that your assets and resources have
        been utilized on a corporate basis for overall operations of the company.
        However, it is not clear how you have analyzed your business units under the
        requirements of FASB ASC 280-10-50. Please tell us how you have considered
        the literature in determining whether you have any reportable segments for which
        separate information should be disclosed.

Note 17. Bridge Loans, page 19

5.   We reference the disclosure that the promissory notes issued in May 2009 do not
        bear any interest. Please tell us whether you have imputed interest on the
        promissory notes and if so, please disclose where these costs are recorded.

Critical Accounting Policies and Estimates, page 22

6.   We see from page 14 that the allowance for doubtful accounts represents only a small fraction of your accounts receivable balance at December 31, 2008 and June 30, 2009. We also note that accounts receivable significantly increased over the past six months, while the allowance for doubtful accounts did not change. Please tell us and revise future filings to discuss the nature of your customers, credit collection policies and composition of your accounts receivable such that a nominal allowance for doubtful account is necessary.

Results of Operations, page 23

7.   We see that revenues for the three and six months ended June 30, 2009 increased 69% and 66% over the three and six months ended June 30, 2008, respectively. You disclose that the increase in revenues was related to the 100% increase in micro-motor units sold for each period. Since revenue increased 69% and 66%, please tell us and revise future filings to disclose if there were any offsetting factors to the 100% increase in units sold.

Item 4. Controls and Procedures, page 29

8.   In future filings, please revise your disclosure to state if there were any changes to your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-X.

Form 8-K dated May 6, 2009

9.   Please tell us how you considered that you should have filed financial statements of Attainment Holdings as of and for the three months ended March 31, 2009 on Form 8-K. Please refer to the quarterly reporting requirements of Section 13a-13 of the Exchange Act.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief